

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Via E-mail
Thomas A. Kingsbury
President and Chief Executive Officer
Burlington Coat Factory Investments Holdings, Inc.
1830 Route 130 North
Burlington, NJ 08016

> **Re:** **Burlington Coat Factory Investments Holdings, Inc.**
> **Form 10-K for the fiscal year ended February 1, 2014**
> **Filed April 23, 2014**
> **File No. 333-137916-110**
> **Burlington Coat Factory Warehouse Corp**
> **Form 10-K for the fiscal year ended February 1, 2014**
> **Filed April 23, 2014**
> **File No. 001-08739**

Dear Mr. Kingsbury:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended February 1, 2014

1. We note that you stopped filing quarterly reports after the Form 10-Q for the quarterly period ended May 3, 2014. Please explain to us whether you believe that you no longer have a reporting obligation. If so, please tell us your intentions regarding your reporting status, including whether you plan to register any securities or if you plan to file a Form 15 to exit the system.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding our comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief